Exhibit 99.2

August 25, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Midroog Reaffirms the Credit Rating for Gazit-Globe’s Bonds of Aa3 with a Stable Outlook

Gazit-Globe Ltd. (the “Company”) is pleased to report that Midroog has reaffirmed its Aa3 rating with a stable outlook for bonds in circulation issued by the Company and is assigning the same rating to a new series/expansion of existing series totaling up to NIS 810 million par value. The translation from Hebrew of Midroog’s report is attached hereto below.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit Globe Ltd.

Rating Action Report | August 2015

Contacts:

Anna Aizenberg-Ben Lulu, analyst

annaa@midroog.co.il

Eylon Garfunkel, Adv., CPA, Senior Team Head

eylong@midroog.co.il

Ran Goldstein, Adv., CPA, VP (Head of Real Estate)

rang@midroog.co.il

Gazit Globe Ltd.

Series Rating (Issue)	Aa3	Outlook: Stable

Midroog is reaffirming the Aa3 rating with a stable outlook for bonds in circulation issued by Gazit Globe Ltd. (hereinafter: “Gazit” and/or the Company and/or “the Group”), and is assigning the same rating to a new series/expansion of existing series totaling up to NIS 810 million par value. The Company will be using the proceeds to recycle existing debt and for current activity.

The issue rating relates to its structure based on data submitted to Midroog up to August 25, 2015. Midroog may reconsider and revise the rating assigned depending on the structure of the issue, if carried out.

The rated bonds in circulation issued by the Company (stand-alone, NIS thousands):

Bond Series	ISIN	Orginal Date of Issue	Annual Coupon(%)	Linkage	Balance 30/6/15 (NISK)	Bond Repayment Years
Series A	1260165	May-02	6.50%	USD	85,444	2016-2017
Series B	1260272	May-04	E+2%	Euro	87,016	2015-2016
Series C	1260306	Apr-05	4.95%	CPI	791,386	2016-2018
Series D	1260397	Sep-06	5.10%	CPI	2,449,982	2019-2021
Series E	1260421	Jul-07	T+0.7%	Unlinked	549,335	2017
Series F	1260405	Dec-06	6.40%	Unlinked	567,713	2015-2016
Series I	1260462	Jan-08	5.30%	CPI	1,012,345	2016-2018
Series J*	1260488	Feb-09	6.50%	CPI	832,345	2015-2019
Series K	1260546	Sep-11	5.35%	CPI	2,912,720	2018-2024
Series L	1260603	Oct-13	4.00%	CPI	2,332,693	2023-2027
TOTAL					11,620,979

*	The J bond series is a secured series backed by a lien on assets in Israel

The rating relies, inter alia, on the Group’s business profile, which stands out favorably and which is based on significant diversification of assets, both in scope (as of June 30, 2015, approximately 453 properties with gross leasable area of approximately 6.3 million square meters, recorded by fair value at approximately NIS 75.3 billion1), and by virtue of being

[1]	Assuming consolidation with co-controlled companies, which are presented according to the equity method and inclusion of the full value of partially owned properties managed by the Group.

dispersed over a great number of countries. Most of the Company’s activities are in stable countries characterized by high credit ratings, such as the United States, Canada, Finland, Sweden, Poland, the Czech Republic and as of July 2015, Norway. In this context, Midroog positively notes moves made by group companies in recent years in order to improve their portfolios of income-producing properties, both by selling and purchasing such properties and by developing new ones, increasing the share in the portfolio of urban areas with positive demographic trends of population growth, household income, etc; the positioning of assets characterized as shopping centers that serve the daily needs of the target population and presenting high occupancy rates over time, on top of lease durations that are decent for the sector, which help to reduce, cash flow exposure to further slowdown in the economies where the Company operates, in the short to medium run; liquidity and financial flexibility that stand out favorably over time, based on the extent of liquidity and unutilized credit facilities at the expanded stand-alone level (after the financial statement date, the Company carried out a number of investments, including participation in a rights offering by CTY, which could affect the scope of unutilized credit facilities), on top of liquidity at the main subsidiaries and also based on liquid shares and unencumbered properties of the Group. Also, debt repayment is spread out conveniently at both the stand-alone and consolidated level; the business profile and high financial positioning of the main subsidiaries, as reflected in the scope of cash flow, coverage ratios and leverage of the subsidiaries, along with access to raising debt and capital in the countries where the Company operates are favorable for its risk profile (note that the four main subsidiaries the Company owns are investment-grade international ratings—for instance, FCR, EQY and CTY are rated Baa2/stable by Moody’s); in January 2015, the Company acquired shares in Atrium for approximately €229 million, increasing its interest in Atrium from about 41% to 55%, following which the Company’s results will be consolidated with Atrium’s as of the first quarter of 2015. Beyond Gazit basing its control over Atrium, some improvement can be seen in the financial strength ratios at the level of the consolidated report; in July 2015, CTY completed a rights offering totaling to approximately €604 million (the Company’s participation was approximately €260 million). The proceeds from the offering, together with additional debt, served to acquire a private company which owns 20 shopping centers anchored on supermarkets in Norway (occupancy rate about 96.5%), for approximately €1.5 billion. In Midroog’s opinion, the acquisition adds to the geographical diversification of the Company’s assets and to its extent of activity; the structured financing strategy, which includes considerable hedging for interest and currency risks relative to the extent and character of its activity (shareholders equity and minority rights are exposed to exchange rate fluctuations, as arises from the significantly negative effect changes in exchange rates had on the scope of shareholders equity in recent years), and from the extensive experience and the stability in business development strategy. The Company also features deep management structure and control, with experience over years; access to the capital markets in Israel, the U.S. and Canada, and significant improvement in financial ratios in recent years. It bears mention that despite the improvement, the coverage and leverage ratios at the expanded stand-alone level still do not excel compared with other companies at its rating level. Moreover, given the significent investments in shares of ATR and CTY, the Company’s expanded stand-alone financial strength ratios experienced some erosion. Midroog anticipates that the Company will act to lower its leverage to the former level. In this respect, note that despite various reports, the Group is in certain processes of selling its activity in Gazit Israel, which could lead to improvement in the level of expanded stand-alone leverage; note also that actions taken to support the U. Dori construction company (hereinafter: “Dori”), as part of the capital injected after Dori’s substantial capital writeoffs in 2013-2015, were taken into account. The intensity and speed at which Dori’s activity deteriorated was significant even compared with expectations at the time of the previous rating report, hurting the Company’s results in the last two years, as well as forcing the Company to inject over NIS 600 million to support Dori.

Key Rating Rationale

Outstanding geographical diversification and scope of activity; quality portfolio of assets is growing and has demonstrated stable demand

The portfolio of income-producing properties includes approximately 453 assets (as of June 30, 2015) spread over a long list of countries, leased out with high occupancy rates over time (approximately 95.4% as of June 30, 2015), which favorably affects the Company’s risk profile. These properties generated NOI of approximately NIS 2.07 billion in the first half of 2015 (fully consolidated with ATR). Note that after adjusting for exchange rate changes, same-property rental income did not substantially change in the period (excluding exchange rates, it dropped by about -0.1%), meaning that growth in this parameter has slowed (the average in recent years was over 3%). As mentiond above, after the report date, CTY acquired a private company which owns 20 shopping centers in Norway for approximately €1.5 billion. In Midroog’s opinion, the acquisition adds to the geographical diversification of the Company’s assets and to its extent of activity. This, plus the decent duration of lease agreements for shopping centers relative to the industry, boosts the Company’s ability to continue generating significant, quality cash flow to service the debt on its properties, while reducing cash flow exposure in the short to medium term to further slowdown in the countries where the Company operates. Furthermore, the portfolio is oriented towards shopping centers anchored on supermarkets that serve the daily needs of the target population and therefore, are highly resilient at times of crisis.

The business profile and high positioning of the Group subsidiaries mitigates the level of risk

The strong financial profile of the main subsidiaries gives the company financial and operational flexibility relative to other rated companies. Midroog favorably notes the improvement in financial parameters and in the scope of these companies’ activities, which improves the visibility of receiving dividends from them in the future. Accordingly, and despite net investment in income-producing properties totaling to approximately NIS 2.8 billion from the start of 2013 to the end of Q2 2015 (on the acquisition of properties from third parties and project initiation by Group companies, minus property sales), the Company’s leverage level at the consolidated level, and its subsidiaries, has improved. Beyond current earnings less dividends, this can be attributed to the continuing trend of equity offerings by Group companies. For instance, in 2014, the Group issued approximately NIS 3.2 billion, and in 2015, up to the date of this rating report, it had raised over NIS 3 billion, mostly through equity issues by Citycon, which operates the Group’s activity in northern Europe, as well as equity issues by First Capital Realty, which operates the Group’s activity in Canada, Equity One, which operates the Group’s activity in the U.S., and private equity issuances by the Company. The following shows the main figures for the main Group subsidiaries.

	EQY	FCR	CTY	ATR
*NIS thousands	30.06.15	30.06.15	30.06.15	30.06.15
Holding	42.20%	42.40%	42.80%	55.00%
Income-producing properties	16,215	23,137	11,611	10,727
Investment property under development	89	452	344	1,382
Debt	4,733	10,209	5,385	4,416

**Liquid balance + credit facilities	1,074	1,603	687	645

Shareholder equity and minority rights	11,792	11,213	6,881	8,807
Gazit share	4,980	4,754	2,947	4,844

Total assets	16,911	24,725	13,256	14,273

Q2 NOI, annualized	1,006	1,273	719	825
Occupancy rate	95.50%	94.70%	96.00%	96.80%

Occupancy rate Q214	94.20%	95.50%	95.70%	97.00%

***Q2 FFO, annualized	713	742	506	503
Shareholder equity and minority rights/assets	70%	45%	52%	62%
Debt/FFO	6.6	13.8	10.6	8.8

*	Figures are calculated according to the exchange rate on June 30, 2015
**	CTY, EQY and FCR liquidity balances include unused credit facilities
***	FFO figures are based on the Company’s calculations in its financial statements

Outstanding liquidity and financial flexibility over time, both stand-alone and consolidated level

As of June 30, 2015, at the expanded stand-alone level, the Company had a liquidity balance and unutilized signed credit lines amounting to approximately NIS 2.9 billion. Because of recent investments, after the balance sheet date, the balance of unutilized facilities decreased. The bond issue is intended, among other things, to reverse this. The Company’s credit lines are signed for a number of years and are usually subject to financial covenants, calculated by the NAV ratio in the books, not by the market value of the holdings, which reduces the Company’s sensitivity to the state of the market (at the consolidated level, the Group has a liquid balance and unutilized credit lines totaling approximately NIS 10.6 billion, as of June 30, 2015). Bond amortization (at the expanded stand-alone level) in the first half of 2015 and the year 2016 is approximately NIS 335 million and approximately NIS 980 million respectively. Also, at the expanded stand-alone level, the Company has significant financial flexibility, arising from its extensive holdings in unencumbered, tradable shares of subsidiaries. At the consolidated level, the Group has financial flexibility, including unencumbered properties of approximately NIS 51 billion, a figure that stands out favorably against the approximately NIS 28 million in debt at the level of the Group (not including convertible bond). Given the Company’s liquidity and high financial flexibility, at both the expanded stand-alone level and at the consolidated level, the repayment schedule is relatively convenient, and due to the quality and scope of the Group’s cash flow, in Midroog’s opinion, the Company’s liquidity and financial flexibility stand out favorably.

Gazit Globe Ltd. – Key Financial Ratios (NISm) (until December 31, 2014, including relative consolidation with Atrium on a pro forma basis; as of 1.1.15 Atrium is fully consolidated)

Financial figures, consolidated (NISm)	30.06.15	31.12.14	31.12.13	31.12.12	31.12.11
Total revenues	3,703	6,826	7,306	7,454	6,496

NOI	2,074	3,725	3,792	3,856	3,509
Gross profit from sale of buildings and performed works	-32	-303	-16	84	58
Total gross profit	2,039	3,419	3,773	3,937	3,557
NOI rate	56%	55%	52%	52%	54%

Gross profit rate	55%	50%	52%	53%	55%

EBITDA including dividends from investees	1,720	2,919	3,395	3,721	2,968
Financing expenses, net	-180	-2,012	-1,719	-2,135	-2,223
Change in value of investment property and financial investments	480	730	925	1,905	1,787
Net profit (after tax)	1,424	1,083	2,185	2,534	2,056
Debt	41,583	39,580	40,845	42,770	40,928
Liquid balance	2,331	2,144	2,204	2,675	2,703

Net debt	39,252	37,436	38,641	40,095	38,225

CAP	74,594	69,231	66,571	68,462	63,069
Net CAP	72,263	67,087	64,367	65,787	60,366
Share capital (excluding minority rights)	7,454	8,023	7,802	7,849	7,309
Share capital and minority rights	28,891	25,878	22,361	22,675	19,724

Total assets adjusted for advances	77,806	72,295	69,719	72,159	66,352

Shareholders equity and minority rights/total assets	37.1%	35.8%	32.1%	31.4%	29.7%
Debt/CAP	55.7%	57.2%	61.4%	62.5%	64.9%
Net debt/CAP	54.3%	55.8%	60.0%	60.9%	63.3%

FFO	770	1,127	1,411	1,615	1,426
Debt/FFO	27	35.1	28.9	26.5	28.7
Net debt/FFO	25.5	33.2	27.4	24.8	26.8

Net debt/EBITDA adjusted for revaluations	11.4	12.8	11.4	10.8	12.9

*	The FFO and ratios of debt and net debt to FFO in 2013-2015 are adjusted for the influence of costs on early redemption of financial derivatives by the subsidiaries, and early redemption of financial assets and derivatives recorded under the Company’s interest payments/receipts.

Gazit Globe – Key Financial Ratios – expanded stand-alone (NISm)

NIS thousands	30.6.15	31.12.14	30.6.14	31.12.13	31.12.12
CAP	22,632,304	21,941,064	21,832,112	22,520,439	23,057,671
Shareholders equity	7,453,403	8,023,056	7,687,052	7,801,417	7,848,634
Debt	15,178,304	13,918,008	14,145,060	14,719,022	15,209,037
Liquid balances and deposits	549,990	432,224	257,784	645,441	1,049,360
Net debt	14,628,314	13,485,784	13,887,277	14,073,581	14,159,677
Net assets value of total investments	21,845,472	21,707,389	20,865,000	21,648,572	21,517,874
Total assets	23,454,528	22,802,479	22,758,305	23,762,600	23,966,421
Financial Strength ratios
Shareholders equity/total assets	32%	35%	34%	33%	33%
Debt/CAP	67%	63%	65%	65%	66%
Net debt/net CAP	66%	63%	64%	64%	64%

Rating Outlook

Factors that may raise the rating or rating outlook

•	Significant decrease in the total leverage level (expanded stand-alone) of the Company and its subsidiaries

•	Improvement in current cash flow relative to dividend distribution

•	Significant improvement in coverage ratios over time

Factors that may lower the rating or rating outlook

•	Deterioration in the Company’s liquidity and financial flexibility

•	Significant deterioration in the strength ratios (stand-alone and consolidated) of the Company and/or its subsidiaries

•	Material deterioration in the financial positioning of the subsidiaries and cash flows that will hurt the Company’s coverage ratios

Rating History

Company Profile

Acting directly and through its subsidiaries, Gazit Globe purchase, develops and manages income-producing properties in the U.S. (mainly through its holding in Equity One), Canada (through its holding in First Capital Realty), Europe (mainly through its holding in Citycon and its holding in Atrium European Real Estate Limited), Israel (through its holding in Gazit Globe Israel (Development) Ltd.) and in Brazil (all the subsidiaries are controlled by the Company and are consolidated in its reports). The Group concentrates mainly on the sector of shopping centers anchored on supermarkets and on initiating, developing, managing and residential projects in Israel and Eastern Europe. The controlling shareholder of Gazit Globe is Norstar Holdings Inc., the controlling shareholders of which are Messrs. Chaim Katzman and Dori Segal. The Company’s shares are traded on the Tel Aviv Stock Exchange, the NYSE and Toronto exchange (TSX).

Methodology Reports

Analyzing Real Estate Companies – Methodology Report, August 2009 (Hebrew)

The reports are available on the Midroog website, at www.midroog.co.il

Date of previous report: April 2015

Date of Report: August 25, 2015

Basic Financial Terms

Interest	Net financing expenses from Income Statement

Cash Flow Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows

Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits

Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.

Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.

Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.

Assets	Company’s total balance sheet assets.

Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing

Net debt	Debt - cash and cash equivalent – long-term investments

Capitalization (CAP)	Debt + total shareholders’ equity (including minority interest) + long-term deferred taxes in balance sheet

Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets

Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities

Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements

Disposable cash flow* Retained Cash Flow (RCF)	Funds from operations (FFO) less dividend paid to shareholders

Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

*	Note that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog’s judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog’s judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog’s judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.

Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog’s judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog’s judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog’s judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

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